                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)

                            The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   640204 30 1
                                 --------------
                                 (CUSIP Number)

                                Richard A. Smith
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                 (617) 278-5600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 22, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 26 Pages)

---------------------                                       --------------------
CUSIP No. 640204 30 1                13D                     Page 2 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Richard A. Smith

--------------------------------------------------------------------------------
                                                                         (a) [X]
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS*
              00

--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.

--------------------------------------------------------------------------------
                 7.    SOLE VOTING POWER
                             939,897

                 ---------------------------------------------------------------
 NUMBER OF       8.    SHARED VOTING POWER
  SHARES                     2,578,915
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          9.    SOLE DISPOSITIVE POWER
 REPORTING                   0
  PERSON
   WITH          ---------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER
                             3,518,812

--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,518,812

--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          16.4%

--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                13D                     Page 3 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Nancy L. Marks

--------------------------------------------------------------------------------
                                                                         (a) [X]
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS*
             00

--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.

--------------------------------------------------------------------------------
                  7.    SOLE VOTING POWER
                                 770,737
 NUMBER OF
  SHARES          --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
 OWNED BY                        2,157,853
   EACH
 REPORTING        --------------------------------------------------------------
  PERSON          9.    SOLE DISPOSITIVE POWER
   WITH                          0

                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                                 2,928,590

--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,928,590

--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           13.7%

--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON*
              IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                   13D                 Page 4 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Susan F. Smith

--------------------------------------------------------------------------------
                                                                         (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                 557,026
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
 OWNED BY                        215,427
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                          0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                 772,453
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     772,453

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     3.6%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
               IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                13D                     Page 5 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Amy Smith Berylson

--------------------------------------------------------------------------------
                                                                         (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   106,381
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
 OWNED BY                          175,735
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   282,116

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     282,116

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.3%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                13D                     Page 6 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Robert A. Smith

--------------------------------------------------------------------------------
                                                                         (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   89,023
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
 OWNED BY                          160,423
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   249,446

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     249,446

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.2%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 7 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Debra Smith Knez

--------------------------------------------------------------------------------
                                                                         (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   42,670
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
 OWNED BY                          126,736
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   169,406
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     169,406

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .8%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 8 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Jeffrey R. Lurie

--------------------------------------------------------------------------------
                                                                         (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   20,059
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                         3,205
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   23,264

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           23,264

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .1%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 9 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Cathy J. Lurie

--------------------------------------------------------------------------------
                                                                         (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   482
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                         0
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   482

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     482

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     Less than .1%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 10 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   John G. Berylson

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   96
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                         190,644
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   190,740

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           190,740

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .9%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 11 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Dana A. Weiss

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   0
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                         165,075
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   165,075

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           165,075

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .8%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 12 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Brian J. Knez

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   5,287
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                         133,701
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   138,988

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     138,988

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .6%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 13 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Jennifer L. Berylson

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   6,685
 NUMBER OF
  SHARES                --------------------------------------------------------
BENEFICIALLY            8.    SHARED VOTING POWER
  OWNED BY                         0
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9.    SOLE DISPOSITIVE POWER
   WITH                            0

                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   6,685

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     6,685

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     Less than .1%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 14 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Mark D. Balk

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   0

 NUMBER OF              --------------------------------------------------------
  SHARES                8.    SHARED VOTING POWER
BENEFICIALLY                       676,148
  OWNED BY
   EACH                 --------------------------------------------------------
 REPORTING              9.    SOLE DISPOSITIVE POWER
  PERSON                           0
   WITH
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   676,148

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           676,148

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           3.2%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 15 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Darline M. Lewis

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   0

 NUMBER OF              --------------------------------------------------------
  SHARES                8.    SHARED VOTING POWER
BENEFICIALLY                       289,248
  OWNED BY
   EACH                 --------------------------------------------------------
 REPORTING              9.    SOLE DISPOSITIVE POWER
  PERSON                           0
   WITH
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   289,248

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     289,248

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.3%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 16 of 25 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Smith Management Company

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   0

 NUMBER OF              --------------------------------------------------------
  SHARES                8.    SHARED VOTING POWER
BENEFICIALLY                       189,770
  OWNED BY
   EACH                 --------------------------------------------------------
 REPORTING              9.    SOLE DISPOSITIVE POWER
  PERSON                           0
   WITH
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   189,770

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     189,770

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .9%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   CO

--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 640204 30 1                 13D                    Page 17 of 26 Pages
---------------------                                       --------------------


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Marian Realty Company

--------------------------------------------------------------------------------
   2.                                                                    (a) [X]
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                   0

 NUMBER OF              --------------------------------------------------------
  SHARES                8.    SHARED VOTING POWER
BENEFICIALLY                       86,991
  OWNED BY
   EACH                 --------------------------------------------------------
 REPORTING              9.    SOLE DISPOSITIVE POWER
  PERSON                           0
   WITH
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
                                   86,991

--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     86,991

--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .4%

--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   CO

--------------------------------------------------------------------------------

                                                            --------------------
                                                            Page 18 of 26 Pages
                                                            --------------------


Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of The Neiman Marcus Group, Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

Item 2.   IDENTITY AND BACKGROUND.

          This statement is filed by a group consisting of: Richard A. Smith and his wife, Susan F. Smith; Nancy L. Marks (the sister of Richard A. Smith); the children of Richard A. Smith and Susan F. Smith, namely Amy Smith Berylson, Robert A. Smith and Debra Smith Knez and their spouses, John G. Berylson, Dana A. Weiss and Brian J. Knez; one of the children of Amy Smith Berylson and John G. Berylson, namely Jennifer
          L. Berylson; two of the children of Nancy L. Marks, namely Cathy J. Lurie and Jeffrey R. Lurie; Mark D. Balk and Darline M. Lewis, who are family attorneys and trustees of family trusts and foundations; and two family corporations, Smith Management Company and Marian Realty Company (collectively the "Smith Family Group").

          Richard A. Smith's business address is c/o Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Mr. Smith is Chairman of the Board of Directors of the Company, and is Chairman of the Board of Directors and Chief Executive Officer of Harcourt General, Inc. The address for Susan F. Smith, Nancy L. Marks, Amy Smith Berylson, John G. Berylson, Robert A. Smith, Dana A. Weiss, Debra Smith Knez, Brian J. Knez, Cathy J. Lurie and Jeffrey R. Lurie is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Robert A. Smith is Co-Chief Executive Officer and a director of the Company and is President, Co-Chief Operating Officer and a director of Harcourt General, Inc. Brian J. Knez is Co-Chief Executive Officer and a director of the Company and is President and Co-Chief Operating Officer of Harcourt General, Inc. Effective November 1, 1999, Richard A. Smith is stepping down as Chief Executive Officer of Harcourt General, Inc. and Robert
          A. Smith and Brian J. Knez have been chosen to succeed him as Co-Chief Executive Officers of Harcourt General, Inc., effective November 1, 1999. Jeffrey R. Lurie is a director of Harcourt General, Inc. and is a business executive with Chestnut Hill Productions, Inc., a company involved in the production of motion pictures, and is the Chief Executive Officer of Philadelphia Eagles, Inc., the General Partner of Philadelphia Eagles Limited Partnership, a National Football League franchise. John G. Berylson is Senior Vice President and Chief Investment Officer of GC Companies, Inc. which operates a leading motion picture exhibition circuit in the United States under the name General Cinema Theatres, and also manages a pool of capital used for investments. Mark D. Balk and Darline M. Lewis are attorneys with the firm of Goulston & Storrs. Their address is c/o Goulston & Storrs, 400 Atlantic Avenue, Boston, Massachusetts 02110.

                                                            --------------------
                                                            Page 19 of 26 Pages
                                                            --------------------


          Smith Management Company is a Delaware corporation whose principal assets are securities of Harcourt General, Inc., GC Companies, Inc., and the Company. Its principal business and office address is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Marian Realty Company is a Massachusetts corporation whose principal assets are securities of Harcourt General, Inc., GC Companies, Inc., and the Company. Its principal business and office address is c/o Richard A. Smith, 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

          During the five years prior to the date hereof, none of the individuals or corporations listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the individuals listed above are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On October 22, 1999, Harcourt General, Inc., a Delaware corporation ("Harcourt General") distributed all of the outstanding shares of Class B Common Stock of the Company to holders of record of Harcourt General's common stock and Class B stock (the "Harcourt General Stock") on October 12, 1999 (the "Distribution"). Holders of Harcourt General Stock received .3013 of a share of the Company's Class B Common Stock for each share of Harcourt General Stock held, and no fractional shares were distributed. All of the shares of the Company's stock held by the Smith Family Group were acquired in the Distribution.

Item 4.   PURPOSE OF THE TRANSACTION.

          The Smith Family Group is the beneficial owner of 6,027,890 shares of Class B Common Stock.

          Certain members of the Smith Family Group have agreed to impose certain restrictions on the transfer of shares of Class B Common Stock held by them, and have memorialized their agreement in a written stockholders' agreement (the "Stockholders' Agreement"). The Stockholders' Agreement restricts the ability of such persons to dispose of their shares of Class B Common Stock for three years from the date of the Distribution except that the restrictions on transfer will not apply to: (i) transfers of shares to family members and affiliated entities who agree to be bound by the Stockholders' Agreement; (ii) transfers to charitable organizations; (iii) transfers in connection with the merger or consolidation of the Company with a nonaffiliate of the Company (other than a transaction not approved by the

                                                            --------------------
                                                            Page 20 of 26 Pages
                                                            --------------------


          Company's Board of Directors); (iv) transfers in connection with the sale of substantially all of the stock of the Company to a nonaffiliate of the Company (other than a transaction not approved by the Company's Board of Directors); or (v) transfers in connection with redemptions of shares by the Company. 5,908,210 shares of Class B Common Stock are subject to the terms of the Stockholders' Agreement. The members of the Smith Family Group who are subject to the Stockholders' Agreement are named on the signature pages to the Stockholders' Agreement, which is attached as an Exhibit to this Statement.

          All of the members of the Smith Family Group have entered into an agreement (the "Stockholders' Agreement (180-Day)") which imposes certain other restrictions on the transfer of shares of Class B Common Stock held by certain members of the Smith Family Group. The Stockholders' Agreement (180-Day) restricts the ability of members of the Smith Family Group to dispose of their shares of Class B Common Stock for 180 days from the date of the Distribution except that the restrictions on transfer will not apply to: (i) transfers of shares to family members and affiliated entities who agree to be bound by the stockholders' agreement; (ii) transfers to charitable organizations;
          (iii) transfers in connection with a bona fide tender offer, exchange offer, merger, consolidation or similar transaction in which the opportunity to transfer shares is made available on the same basis to all holders of Class B Common Stock. 6,024,685 shares of Class B Common Stock are subject to the terms of the Stockholders' Agreement (180-Day).

          Except as set forth above, none of the members of the Smith Family Group have any plans or proposals with respect to the matters set forth in paragraphs (a) - (j) of Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number and percentage of shares of Class B Common Stock beneficially owned by the Smith Family Group and each member thereof is set forth in the attached Table 5(a). The percentages have been calculated using the number of shares outstanding as of October 8, 1999, which are 27,643,543 shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock") and 21,440,960 shares of Class B Common Stock.

               Pursuant to Rule l3d-5 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Smith Family Group is deemed to have beneficial ownership, for purposes of Section 13(d), of all equity securities of the Company beneficially owned by any member of the Smith Family Group. Accordingly, while 5,908,210 shares of

                                                            --------------------
                                                            Page 21 of 26 Pages
                                                            --------------------


          Class B Common Stock are subject to the terms of both the Stockholders' Agreement and the Stockholders' Agreement (180-Day), the total number of shares of Class B Common Stock held by or for the benefit of the Smith Family Group, as to which the Smith Family Group is deemed to be the beneficial owner, is 6,027,890 shares, which represents 28.1% of the outstanding shares of Class B Common Stock and 12.3% of the total voting power (other than in an election of directors) of the Company.

               Harcourt General will retain, through a wholly owned subsidiary, 4,988,542 shares of Class A Common Stock (the "Retained Shares"), or 18% of the total outstanding shares of Class A Common Stock and 10.2% of the total outstanding shares of Class A Common Stock and Class B Common Stock following the Distribution. Harcourt General has agreed to vote the Retained Shares on all matters in proportion to the votes cast affirmatively or negatively by all other holders of Class A Common Stock. Harcourt General intends to, and has represented to the Internal Revenue Service that it will, dispose of the Retained Shares as market conditions permit and, in any event, within five years of the Distribution.

               (b) Table 5(b) attached hereto sets forth the required information with respect to voting power and investment power.

               (c) On October 22, 1999, Harcourt General distributed all of the outstanding shares of Class B Common Stock to holders of record of Harcourt General Stock on October 12, 1999. As a result of the Distribution each member of the Smith Family Group received the shares of the Company that are the subject of this filing.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Members of the Smith Family Group have agreed to impose certain restrictions on the transfer of shares of Class B Common Stock held by members of the Smith Family Group, and have memorialized their agreements as to such restrictions by entering into the Stockholders' Agreement and the Stockholders' Agreement (180-Day) described in Item 4.

          Except for (a) the agreements described above, (b) various Smith family trusts and foundations which own securities of the Company and which have been included in the beneficial ownership figures under
          Item 5, and (c) attorney-client relationships between Goulston & Storrs, P.C., the law firm in which Mark D. Balk and Darline M. Lewis are attorneys,

                                                            --------------------
                                                            Page 22 of 26 Pages
                                                            --------------------


          and members of the Smith family, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Smith Family Group or between members of the Smith Family Group and any other person with respect to securities of the Company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99.1: Agreement and Power of Attorney.

          Exhibit 99.2: Stockholders' Agreement, dated as of September 1, 1999, by and among certain members of the Smith Family Group.

          Exhibit 99.3: Stockholders' Agreement (180-Day), dated as of September 1, 1999, by and among certain members of the Smith Family Group.

                                                            --------------------
                                                            Page 23 of 26 Pages
                                                            --------------------


                                   Table 5(a)

                         BENEFICIAL OWNERSHIP OF SHARES
                     AND PERCENTAGE OF CLASS B COMMON STOCK

                                                              Number of                Percentage
                                                                 shares                  of class
                                                              ---------                ----------

Smith Family Group                                            6,027,890                      28.1

Richard A. Smith(1)                                           3,518,812                      16.4

Nancy L. Marks(2)                                             2,928,590                      13.7

Susan F. Smith(3)                                               772,453                       3.6

Cathy J. Lurie                                                      482                        *

Jeffrey R. Lurie(4)                                              23,264                        .1

Amy Smith Berylson(5)                                           282,116                       1.3

John G. Berylson(6)                                             190,740                        .9


------------------------------
* Less than .1%

(1) The beneficial ownership figures for Richard A. Smith include 2,987,345 shares held by trusts of which Richard A. Smith is a trustee, 189,770 shares held by Smith Management Company, and 86,991 shares held by Marian Realty Company. Richard A. Smith disclaims beneficial ownership of 2,056,706 of the shares. This report shall not be deemed an admission that Richard A. Smith is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(2) The beneficial ownership figures for Nancy L. Marks include 2,302,477 shares held by trusts of which Nancy L. Marks is a trustee, and 86,991 shares held by Marian Realty Company. Nancy L. Marks disclaims beneficial ownership of 1,371,838 of the shares. This report shall not be deemed an admission that Nancy
L. Marks is the beneficial owner of the disclaimed shares for purposes of
Section 13 or for any other purpose.

(3) The beneficial ownership figures for Susan F. Smith include 504,675 shares held by trusts of which Susan F. Smith is a trustee. Susan F. Smith disclaims beneficial ownership of 360,374 of the shares. This report shall not be deemed an admission that Susan F. Smith is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(4) The beneficial ownership figures for Jeffrey R. Lurie include 20,056 shares held by Jeffrey R. Lurie as a guardian of the property of his children, and 3,205 shares held by Philadelphia Eagles, Inc. Jeffrey R. Lurie disclaims beneficial ownership of 20,056 of the shares. This report shall not be deemed an admission that Jeffrey R. Lurie is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(5) The beneficial ownership figures for Amy Smith Berylson include 162,363 shares held by trusts of which Amy Smith Berylson is a trustee, and 13,372 shares held by Amy Smith Berylson as a guardian of the property of her children. Amy Smith Berylson disclaims beneficial ownership of 13,372 of the shares. This report shall not be deemed an admission that Amy Smith Berylson is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(6) The beneficial ownership figures for John G. Berylson include 177,272 shares held by trusts of which John G. Berylson is a trustee, and 13,372 shares held by John G. Berylson as a guardian of the property of his children. John

                                                            --------------------
                                                            Page 24 of 26 Pages
                                                            --------------------


Jennifer L. Berylson                                              6,685                        *

Robert A. Smith(7)                                              249,446                       1.2

Dana A. Weiss(8)                                                165,075                        .8

Debra Smith Knez(9)                                             169,406                        .8

Brian J. Knez(10)                                               138,988                        .6

Mark D. Balk(11)                                                676,148                       3.2

Darline M. Lewis(12)                                            289,248                       1.3

Smith Management Company                                        189,770                        .9

Marian Realty Company                                            86,991                        .4




--------------------------------------------------------------------------------
G. Berylson disclaims beneficial ownership of 190,644 of the shares. This report shall not be deemed an admission that John G. Berylson is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(7) The beneficial ownership figures for Robert A. Smith include 160,423 shares held by trusts of which Robert A. Smith is a trustee.

(8) The beneficial ownership figure for Dana A. Weiss consists of shares held by trusts of which Dana A. Weiss is a trustee. Dana A. Weiss disclaims beneficial ownership of all 165,075 of such shares. This report shall not be deemed an admission that Dana A. Weiss is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(9) The beneficial ownership figures for Debra Smith Knez include 126,736 shares held by trusts of which Debra Smith Knez is a trustee.

(10) The beneficial ownership figures for Brian J. Knez include 133,701 shares held by trusts of which Brian J. Knez is a trustee. Brian J. Knez disclaims beneficial ownership of all 133,701 of such shares. This report shall not be deemed an admission that Brian J. Knez is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(11) The beneficial ownership figure for Mark D. Balk consists of shares held by trusts of which Mark D. Balk is a trustee. Mark D. Balk disclaims beneficial ownership of all 676,148 of the shares. This report shall not be deemed an admission that Mark D. Balk is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

(12) The beneficial ownership figure for Darline M. Lewis consists of shares held by trusts of which Darline M. Lewis is a trustee. Darline M. Lewis disclaims beneficial ownership of all 289,248 of the shares. This report shall not be deemed an admission that Darline M. Lewis is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

                                                            --------------------
                                                            Page 25 of 26 Pages
                                                            --------------------


                                   Table 5(b)

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

                                                 Sole          Shared           Sole          Shared
                               Beneficial       Voting         Voting        Dispositive    Dispositive
                                Ownership        Power          Power           Power          Power
                               ----------       -------       ---------      -----------    ------------

Smith Family Group              6,027,890             0       6,027,890               0        6,027,890

Richard A. Smith                3,518,812       939,897       2,578,915               0        3,518,812

Nancy L. Marks                  2,928,590       770,737       2,157,853               0        2,928,590

Susan F. Smith                    772,453       557,026         215,427               0          772,453

Amy Smith Berylson                282,116       106,381         175,735               0          282,116

Robert A. Smith                   249,446        89,023         160,423               0          249,446

Debra Smith Knez                  169,406        42,670         126,736               0          169,406

Jeffrey R. Lurie                   23,264        20,059           3,205               0           23,264

Cathy J. Lurie                        482           482               0               0              482

John G. Berylson                  190,740            96         190,644               0          190,740

Dana A. Weiss                     165,075             0         165,075               0          165,075

Brian J. Knez                     138,988         5,287         133,701               0          138,988

Jennifer L. Berylson                6,685         6,685               0               0            6,685

Mark D. Balk                      676,148             0         676,148               0          676,148

Darline M. Lewis                  289,248             0         289,248               0          289,248

Smith Management .                189,770             0         189,770               0          189,770
Company

Marian Realty Company              86,991             0          86,991               0           86,991

                                                            --------------------
                                                            Page 26 of 26 Pages
                                                            --------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1999




                                           /s/ Richard A. Smith
                                           --------------------
                                           Richard A. Smith, individually and as
                                           attorney-in-fact for each of
                                           Nancy L. Marks,
                                           Susan F. Smith,
                                           Amy Smith Berylson,
                                           Robert A. Smith,
                                           Debra Smith Knez,
                                           Jeffrey R. Lurie,
                                           Cathy J. Lurie,
                                           John G. Berylson,
                                           Jennifer L. Berylson,
                                           Dana A. Weiss,
                                           Brian J. Knez,
                                           Mark D. Balk,
                                           Darline M. Lewis,
                                           Smith Management Company and
                                           Marian Realty Company



     ATTENTION:     Intentional misstatements or omissions of fact constitute
                    Federal criminal violations (See 18 U.S.C. 1001).